SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                            ENERGIZER HOLDINGS, INC.
                 (Name of Subject Company (Issuer and Offeror))

                            ENERGIZER HOLDINGS, INC.
                       (Names of Filing Persons (Issuer))

COMMON STOCK, PAR VALUE $.01 PER SHARE, AND RELATED COMMON STOCK PURCHASE RIGHTS

                         (Title of Class of Securities)

                                    29266R108
                      (CUSIP Number of Class of Securities)

                             Harry L. Strachan, Esq.
                       Vice President and General Counsel
                            Energizer Holdings, Inc.
                         533 Maryville University Drive
                           St. Louis, Missouri  63141
                                 (314) 985-2000
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO:
                              R. Randall Wang, Esq.
                               John M. Welge, Esq.
                                 Bryan Cave LLP
                             One Metropolitan Square
                         211 North Broadway, Suite 3600
                            St. Louis, Missouri 63102
                                 (314) 259-2000
                              Fax:  (314) 259-2020
                            CALCULATION OF FILING FEE
             TRANSACTION VALUATION*          AMOUNT OF FILING FEE**
                          $174,000,000          $16,008
* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 6,000,000 shares of common stock at the maximum tender offer price of $29.00 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.
**     Previously  Paid.

/ /    Check  the  box if any  part of  the  fee  is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                              Filing Party:
Form or Registration No.:                            Date Filed:

/ /    Check the box  if the filing relates solely to preliminary communications made  before  the  commencement  of  a  tender  offer.

/ /    Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /    third-party  tender  offer  subject  to  Rule  14d-1.
/X/    issuer  tender  offer  subject  to  Rule  13e-4.
/ /    going-private  transaction  subject  to  Rule  13e-3.
/ /    amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer by Energizer Holdings, Inc., a Missouri corporation, to purchase shares of its common stock, $.01 par value per share. Energizer offered to purchase up to 6,000,000 shares, or such lesser number of shares as were properly tendered and not withdrawn, at a price not in excess of $29.00 nor less than $25.50 per share, net to the seller in cash, without interest. Energizer's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 5, 2002 and in the related Letter of Transmittal, which together constitute the offer. All shares tendered and purchased include the associated common stock purchase rights issued pursuant to the Rights Agreement effective as of March 16, 2000 between Energizer and Continental Stock Transfer & Trust Company, as rights agent, and, unless the context otherwise requires, all references to shares include the associated common stock purchase rights. This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS  1  THROUGH  9  AND  11  THROUGH  13.

     Items 1 through 9 and 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following language:

(1) The Offer to Purchase is hereby amended and supplemented by replacing the words "as soon as practicable" and "as promptly as practicable" with "promptly" in the third sentence of the second paragraph on the cover page; in the first sentence of the sixth paragraph under the answer to the question entitled "What will the purchase price for the shares be and what will be the form of payment?" on page 1 of the Offer to Purchase; in the first sentences of the first and second paragraphs under the answer to the question entitled "How and when will I be paid?" on page 4 of the Offer to Purchase; in the third sentence of the fourth paragraph under the Introduction on page 9 of the Offer to Purchase; in the second sentence of the third paragraph and the third sentence of the fourth paragraph under Section 1 ("Number of Shares") on page 10 of the Offer to Purchase; in the first, third and fourth sentences under the subheading "Proration" under Section 1 ("Number of Shares") on page 12 of the Offer to Purchase; in the first sentence of the first paragraph under the subheading "Return of Unpurchased Shares" under Section 3 ("Procedures for Tendering Shares") on page 18 of the Offer to Purchase; in the first sentence of the first paragraph, the first sentence of the third paragraph and the first, second and third sentences of the fifth paragraph under Section 5 ("Purchase of Shares and Payment of Purchase Price") on page 21 of the Offer to Purchase; and the first sentence of the fourth paragraph under Section 6 ("Conditional Tender of Shares") on page 22 of the Offer to Purchase.

(2) The paragraph entitled "Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects" found on page 18 of the Offer to Purchase is amended by deleting the third sentence and replacing it with the following:

We also reserve the absolute right to waive any of the conditions of the offer with respect to all shareholders or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder, and our interpretation of the terms of the offer will be final and binding on all parties.

(3) The first paragraph under Section 7 ("Conditions of the Offer") found on pages 22-23 of the Offer to Purchase is amended by deleting it and replacing it with the following:

Notwithstanding any other provision of the offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) of the Exchange Act, if at any time on or after August 5, 2002 and prior to the time of payment for any shares (whether any shares have theretofore been accepted for payment) any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event, make it inadvisable to proceed with the offer or with acceptance for payment or payment for the shares in the offer:

(4) The last paragraph under Section 7 ("Conditions of the Offer") found on page 24 of the Offer to Purchase is amended by deleting the first sentence and replacing it with the following:

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion before the Expiration Date.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERGIZER  HOLDINGS,  INC.


By:     /s/DANIEL  J.  SESCLEIFER
        -------------------------
     Daniel  J.  Sescleifer
     Executive  Vice  President  and
     Chief  Financial  Officer


Dated:  August  20,  2002